SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934
For the month of May, 2006
Bennett Environmental Inc.
(Translation of registrant’s name into English)
000-30946
(Commission File Number)
Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐       Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)
Date: May 31, 2006	By:	/s/ Andrew Boulanger
		Name:	Andrew Boulanger
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release regarding conference call dated May 30, 2006
99.2	Press Release regarding restatement dated May 31, 2006
99.3	Press Release regarding fourth quarter and year end 2005 results dated May 31, 2006